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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014
Commission File Number 0-26046

China Natural Resources, Inc.
(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,
168-200 Connaught Road Central, Sheung Wan, Hong Kong
(Address of principal executive offices)

        Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.
Date: January 6, 2014	By:	/s/ Li Feilie Li Feilie Chairman and Chief Executive Officer

 EXHIBIT INDEX

Exhibit	Description
99.1	Information Statement dated January 6, 2014
99.2	Form of Notification in respect of Distribution of Ordinary Shares of Feishang Anthracite Resources Limited

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SIGNATURES
EXHIBIT INDEX